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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D/A
(Amendment No. 3)
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
Under the Securities Exchange Act of 1934
SPORT SUPPLY GROUP, INC.

(Name of Issuer)
Shares of Common Stock, par value $0.01 per share

(Title of Class of Securities)
749283107

(CUSIP NUMBER)
Troy Wuertz
Carlson Capital, L.P.
2100 McKinney Avenue
Suite 1600
Dallas, TX 75201
(214) 932-9600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
- with copies to -
Eliot D. Raffkind
Akin Gump Strauss Hauer & Feld LLP
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-2800
April 25, 2008

(Date of event which requires filing of this statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box ☐
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	749283107	13D/A

1	NAME OF REPORTING PERSONS Carlson Capital, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 75-273-3266

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		2,709,600

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,709,600

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,709,600

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	22.2%

14	TYPE OF REPORTING PERSON*

	PN
*SEE INSTRUCTIONS BEFORE FILLING OUT

2 of 7

CUSIP No.	749283107	13D/A

1	NAME OF REPORTING PERSONS Asgard Investment Corp I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 75-249-4315

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		2,709,600

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,709,600

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,709,600

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	22.2%

14	TYPE OF REPORTING PERSON*

	CO

3 of 7

CUSIP No.	749283107	13D/A

1	NAME OF REPORTING PERSONS Clint D. Carlson I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		2,709,600

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,709,600

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,709,600

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	22.2%

14	TYPE OF REPORTING PERSON*

	PN
*SEE INSTRUCTIONS BEFORE FILLING OUT

4 of 7

CUSIP No.	749283107	13D/A

1	NAME OF REPORTING PERSONS Double Black Diamond Offshore LDC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		2,489,781

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,489,781

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,489,781

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	20.4%

14	TYPE OF REPORTING PERSON*

	CO
*SEE INSTRUCTIONS BEFORE FILLING OUT

5 of 7

SCHEDULE 13D/A
     This Amendment No. 3 (this “Amendment”) to Schedule 13D (the “Schedule 13D”), relating to shares of common stock, par value $0.01 per share, (“Common Stock”) of Sport Supply Group, Inc., a Delaware corporation (the “Issuer”), is being filed with the Securities and Exchange Commission (the “Commission”).
     This Schedule 13D is filed on behalf of Double Black Diamond Offshore LDC, a Cayman exempted company, Carlson Capital, L.P., a Delaware limited partnership, the investment manager to Double Black Diamond Offshore LDC, Asgard Investment Corp., a Delaware corporation, the general partner to Carlson Capital, L.P. and Mr. Clint D. Carlson, the president of Asgard Investment Corp. (collectively, the “Reporting Persons”).
     This Amendment is being filed to amend and restate Items 4 and 5(c) as follows:

Item 4

Item 4 of the Schedule 13D is hereby amended by adding the following:

On April 25, 2008, the Issuer’s Board of Directors elected William M. Lockhart to serve on the Board, effectively immediately. Mr. Lockhart is a principal and portfolio manager of Carlson Capital, L.P.

Item 5

Item 5(c) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(c) The Reporting Persons have had no transactions in the Issuer’s securities in the last 60 days.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: MAY 1, 2008	DOUBLE BLACK DIAMOND OFFSHORE LDC

	By:	Carlson Capital, L.P., its investment manager

	By:	Asgard Investment Corp., its general partner

	By:	/s/ Clint D. Carlson

Name: Clint D. Carlson
Title: President

CARLSON CAPITAL, L.P.

	By:	Asgard Investment Corp., its general partner

		By:	/s/ Clint D. Carlson

		Name:	Clint D. Carlson
		Title:	President

ASGARD INVESTMENT CORP.

	By:	/s/ Clint D. Carlson

	Name:	Clint D. Carlson
	Title:	President

/s/ Clint D. Carlson

Clint D. Carlson